UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                          (Amendment No. 3)*

                    THE BLACK & DECKER CORPORATION
                           (Name of Issuer)

              Common Stock, par value $.50 per share and
        Series B Cumulative Preferred Stock, without par value
                    (Title of Class of Securities)

                      Common Stock:  091797-10-0
                            (CUSIP Number)

               William T. Alldredge          Stuart L. Goodman
               Vice President-Finance        Schiff Hardin & Waite
               Newell Co.                    7300 Sears Tower
               29 East Stephenson Street     233 South Wacker Drive
               Freeport, Illinois 61032      Chicago, Illinois 60606
               (815) 235-4171                (312) 876-1000
             (Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications)

                             March 2, 1998
        (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Newell Co.
     IRS Identification No. 36-1953130

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) ___
                                                               (b) ___

3.   SEC USE ONLY


4.   SOURCE OF FUNDS


5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(D) OR 2(E)                                     (a) ___
                                                               (b) ___

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

7. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE VOTING POWER

     7,862,300

8. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED VOTING POWER

     -0-

9. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SOLE DISPOSITIVE POWER

     7,862,300

10. NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     7,862,300

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES     ____

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.3%

14.  TYPE OF REPORTING PERSON

     CO

     This Amendment No. 3 (this "Amendment No. 3") to the Statement on
Schedule 13D is being filed pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.


Item 1.   Security and Issuer.

     This Amendment No. 3 amends the Statement on Schedule 13D, as previously amended, relating to the common stock, par value $.50 per share (the "Common Stock"), the Series B Cumulative Convertible Preferred Stock, without par value ("Series B Stock"), and the associated rights to purchase Series A Junior Participating Preferred Stock, of The Black & Decker Corporation, a Maryland corporation (the "Corporation"), previously filed by Newell Co., a Delaware corporation ("Newell"). The principal executive offices of the Corporation are located at 701 East Joppa Road, Towson, Maryland 21204.


Item 2.   Identity and Background.

     This Amendment No. 3 is being filed by Newell, with its principal offices at Newell Center, 29 East Stephenson Street, Freeport, Illinois 61032. Newell is a manufacturer and marketer of staple consumer products sold to high volume purchasers through a variety of retail and wholesale distribution channels. Product categories include Hardware and Home Furnishings, Office Products and Housewares.

     During the past five years, Newell (i) has not been convicted in any criminal proceeding, and (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     The information required by this Item for each executive officer and director of Newell is set forth in Attachment I hereto which is incorporated herein by reference.


Item 4.   Purpose of Transaction.

     In early 1990, Newell purchased for investment a total of 2,841,200 shares of Common Stock of the Corporation in stock exchange transactions. At that time, the parties entered into a three-year agreement to limit any investment in each other and to refrain from soliciting proxies or participating in an election contest with respect to the other. About a year later, the Corporation and Newell commenced discussions about an additional investment by Newell, and the discussions led to the Letter Agreement dated August 13, 1991 attached as Exhibit 1 to the Statement on Schedule 13D initially filed by Newell (the "Letter Agreement"), providing for the purchase of the 150,000 shares of Series B Stock. Newell made subsequent market sales of Common Stock purchased in stock exchange transactions.

     Newell purchased the Series B Stock from the Corporation in 1991 as an investment and because Newell believed that its ownership of a minority interest in the Corporation would be beneficial to both Newell and the Corporation. The $150,000,000 received by the Corporation for the Series B Stock enabled it to reduce its outstanding indebtedness, and the investment gave Newell an interest in a company that sells some of the most recognized brands in the hardware industry through channels of distribution which are similar to Newell's and that has strong international operations. Newell also believed that the association of two companies with excellent reputations in the industry benefits both companies and that areas of mutual cooperation may develop.

     Pursuant to the terms of the Series B Stock, in October 1996 the Corporation required conversion of the Series B Stock into Common
Stock. Each share of Series B Stock was converted into 42.337 shares of Common Stock, or a total of 6,350,000 shares.

     In connection with the purchase of the Series B Stock, Newell agreed, for a period of ten years, not to purchase more than 15% of the Corporation's Common Stock (considering the Series B Stock for this purpose as if it had been converted into Common Stock) and to limit certain actions, including Newell's rights with respect to acquiring any assets of the Corporation, proposing a business combination or other extraordinary transaction involving the Corporation, participating in the formation of a group which owns or seeks to acquire beneficial ownership of securities of the Corporation, soliciting proxies with respect to the Corporation, or otherwise seeking control of the Corporation. Newell's ability to sell the shares of Series B Stock and any shares of Common Stock then owned or thereafter acquired is limited to certain types of transactions, and the Corporation has a right of first refusal under certain circumstances. With certain exceptions, Newell agreed to vote its stock in accordance with the recommendation of the Board of Directors of the Corporation or, in the absence of a recommendation, in the same proportion as the other stockholders.

     On March 2, 1998, the Corporation and Newell entered into an Amendment to Standstill Agreement (the "Amendment"), a copy of which is filed as Exhibit 5 to this Amendment No. 3. Pursuant to the Amendment, the Corporation agreed that Newell could sell any or all of the Common Stock to a nationally recognized investment banking firm that would agree to resell the Common Stock subject to certain specific restrictions. The standstill agreements described above will terminate in the event of a change in control of the Corporation, or at the end of ten years. At the date of this Amendment No. 3, Newell is considering its alternatives with respect to the Corporation's Common Stock held by Newell and in particular is considering the possible sale of some or all of such shares, subject to the terms of the Standstill Agreement and the Amendment, market conditions and other factors.

     In connection with the purchase of the Series B Stock, the Corporation agreed in the Letter Agreement that for so long as Newell holds more than 6,000,000 shares of the Corporation's Common Stock, Newell was entitled to propose one mutually acceptable nominee for election to the Corporation's Board of Directors. In 1993, after discussions with the Corporation, Newell proposed M. Cabell Woodward,

Jr., retired vice chairman and chief financial officer of ITT Corporation, for election to Black & Decker's Board of Directors. Although Mr. Woodward has continued to serve as a director of the Corporation, Mr. Woodward is not an officer or director of Newell, is not otherwise affiliated with Newell and does not function and has not functioned as Newell's representative on the Corporation's Board of Directors. On March 2, 1998, Newell irrevocably surrendered all rights with respect to a nominee for election as a director of the Corporation.

     The information contained in this Schedule 13D with respect to the Letter Agreement, Articles Supplementary, Standstill Agreement and the Amendment and to the Series B Stock is qualified in its entirety by reference to such documents, copies of which are attached as
Exhibit 1 to the Statement on Schedule 13D previously filed by Newell or as Exhibit 5 to this Amendment No. 3 and which are incorporated herein by reference.

     At the date of this Amendment No. 3, except as described above, Newell has no plans or proposals which relate to or would result in any of the actions described in clauses (a)-(j) of Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

     (a) Newell presently owns 7,862,300 shares of Common Stock of the Corporation, constituting approximately 8.3% of the Common Stock outstanding (based upon the number of shares reported outstanding in the Corporation's Annual Report on Form 10-K for the year ended December 31, 1997). To the best of Newell's knowledge, none of the persons listed in Attachment I beneficially owns any Common Stock.

     (b) Newell has the sole power to vote and to dispose of the Common Stock.

     (c) Newell has not effected any transaction in the Common Stock during the past 60 days.

     To the best of Newell's knowledge, none of the persons listed on Attachment I has effected any transaction in the Common Stock during the past 60 days.

     (d)-(e)   Not applicable.


Item 6. Contracts, Arrangements, Undertaking or Relationships With Respect to Securities of the Issuer.

     Exhibit 1 to the Statement on Schedule 13D previously filed by Newell sets forth certain documents with respect to securities of the Corporation and agreements between Newell and the Corporation, each of which is incorporated by reference to this Item.

     On March 2, 1998, the Corporation and Newell entered into an Amendment to Standstill Agreement (the "Amendment"), a copy of which is filed as Exhibit 5 to this Amendment No. 3 to Statement on Schedule 13D. Pursuant to the Amendment, the Corporation agreed that Newell could sell any or all of the Common Stock to an investment banking firm that would agree to resell the Common Stock subject to certain specific restrictions.

Item 7.   Material to be Filed as Exhibits.

     *(1) Letter Agreement dated as of August 13, 1991, and Form of Articles Supplementary (Exhibit A thereto) and Standstill Agreement (Exhibit B thereto) and the text of the Series B Stock certificate (Exhibit C thereto).

     *(2) Articles Supplementary as filed with the State Department of Assessments and Taxation of the State of Maryland.

     *(3) Standstill Agreement dated as of September 24, 1991.

     *(4) Receivables Sale Agreement dated as of September 6, 1991 among Newell, Asset Securitization Cooperative Corporation and
Canadian Imperial Bank of Commerce.

      (5) Amendment to Standstill Agreement dated as of March 2, 1998.



__________________

*    Previously filed.

                               SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  March 2, 1998

                              NEWELL CO.



                              By:  S/ C.R. Davenport
                                 -------------------------------
                                   C.R. Davenport
                                   Vice President - Treasurer

                             ATTACHMENT I
                              NEWELL CO.

     Set forth in the table below are the (a) name, (b) residence or business address and (c) the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted. All persons identified below are U.S.
citizens.

                       Executive Officers and Directors of Newell

                              Residence or                                                     Present
Name                          Business Address                 Position with Newell            Principal Occupation
----------------------        --------------------------       ----------------------          ----------------------
William P. Sovey              Newell Co.                       Chairman of the Board           Chairman of the Board
                              One Millington Road              of Directors                    of Directors of Newell
                              Beloit, Wisconsin 53511

John J. McDonough             Newell Co.                       Vice Chairman and Chief         Vice Chairman and Chief
                              One Millington Road              Executive Officer and           Executive Officer of
                              Beloit, Wisconsin 53511          Director                        Newell

Thomas A. Ferguson, Jr.       Newell Co.                       President and Chief             President and Chief
                              One Millington Road              Operating Officer               Operating Officer of
                              Beloit, Wisconsin 53511          and Director                    Newell

Donald L. Krause              Newell Co.                       Senior Vice President-          Senior Vice President-
                              One Millington Road              Corporate Controller            Corporate Controller of
                              Beloit, Wisconsin 53511                                          Newell

Richard C. Dell               Newell Co.                       Group President                 Group President of
                              One Millington Road                                              Newell
                              Beloit, Wisconsin 53511

William J. Denton             Newell Co.                       Group President                 Group President of
                              One Millington Road                                              Newell
                              Beloit, Wisconsin 53511

William T. Alldredge          Newell Co.                       Vice President -                Vice President -
                              One Millington Road              Finance                         Finance of Newell
                              Beloit, Wisconsin 53511

Alton F. Doody                Newell Co.                       Director                        President and Chief
                              One Millington Road                                              Executive Officer of
                              Beloit, Wisconsin 53511                                          The Alton F. Doody Co.,
                                                                                               marketing consulting
                                                                                               company

Gary H. Driggs                Newell Co.                       Director                        Chairman of Camelback
                              One Millington Road                                              Investment and
                              Beloit, Wisconsin 53511                                          Management Co. and
                                                                                               Camelback Hotel Corp.


Daniel C. Ferguson            Newell Co.                       Director                        Retired
                              One Millington Road
                              Beloit, Wisconsin 53511

Elizabeth Cuthbert Millet     Newell Co.                       Director                        Cattle Rancher
                              One Millington Road
                              Beloit, Wisconsin 53511

Cynthia A. Montgomery         Newell Co.                       Director                        Professor of Business
                              One Millington Road                                              Administration at the
                              Beloit, Wisconsin 53511                                          Harvard Graduate
                                                                                               School of Business

Robert L. Katz                Newell Co.                       Director                        President, Robert L.
                              One Millington Road                                              Katz & Associates,
                              Beloit, Wisconsin 53511                                          consultants in
                                                                                               corporate strategy

Allan P. Newell               Newell Co.                       Director                        Private Investor
                              One Millington Road
                              Beloit, Wisconsin 53511

Henry B. Pearsall             Newell Co.                       Director                        Retired
                              One Millington Road
                              Beloit, Wisconsin 53511


         To the best of Newell's knowledge and except as set forth in the next paragraph, none of the above-listed persons during the past five years (i) has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) was a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Gary H. Driggs resigned as President and Chief Executive Officer of Western Savings and Loan Association ("WS&L") in December 1988 and as a Director in March 1989. Later in 1989, WS&L was declared insolvent and taken over by the Federal Deposit Insurance Corporation.
In 1995, Dr. Driggs settled civil actions alleging conspiracy, fraud and other acts relating to the insolvency for an aggregate amount of $650,000 and agreed not to affiliate with an insured depositary institution without prior approval. He also pled guilty to two felony counts relating to omissions in regulatory filings and was fined
$10,000, placed on probation and required to perform community service. Dr. Driggs cooperated in the investigation of this matter.

